SEC FILE NUMBER
333-02130

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K     [X] Form20-F     [ ] Form 10-Q     [ ] Form N-SAR

          For Period Ended:  December 31, 2002
                           -----------------------------------------------
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          --------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                        CORDIANT COMMUNICATIONS GROUP PLC
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     Full Name of Registrant

                                  CORDIANT PLC
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     Former Name if Applicable

                                1-5 MIDFORD PLACE
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     Address of Principal Executive Office (Street and Number)

                             LONDON W1T 5BH, ENGLAND
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     City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)  The reason  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

     As recently announced, the board of directors of Registrant has unanimously recommended the proposed acquisition of Registrant by WPP Group plc ("WPP") by means of a scheme of arrangement under Section 425 of the United Kingdom's Companies Act of 1985. WPP is to offer new shares of WPP in exchange for Registrant's issued and outstanding share capital. Prior to entering into such acquisition negotiations, Registrant's management was heavily involved in negotiations to refinance its debt.

     The acquisition and refinancing negotiations, and issues arising in connection therewith, have required the substantial attention and efforts of the Registrant's management. These business diversions have resulted in delays in completing the disclosures required to complete the Form 20-F.

     Additionally, the Registrant is also evaluating the circumstances that might occur if the scheme of arrangement is not approved at a meeting of the Registrant's shareholders to vote on the scheme of arrangement. If this occurs, the Registrant might be put into administration under Part II of the United Kingdom's Insolvency Act of 1986. In light of this, the Registrant is exploring what impact, if any, these possibilities may have on its financial statements and independent auditors' report if they were to be included in the Form 20-F filing and, consequently, is unable to finalize the Form 20-F at this time.

     As a result of all of the foregoing, Registrant is unable to file its Form 20-F on the prescribed due date without unreasonable effort or expense.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Tim Thimaya                                 44 20 7479 8427
     ---------------------------   ---------------------------------------------
     (Name)                           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is
     no, identify report(s).                                      Yes [X] No [ ]

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     (3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes [X] No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant anticipates that it will report a pre-tax loss of approximately (pound)228.2 million for the year ended December 31, 2002 as compared to the pre-tax loss of (pound)270.8 million for the year ended December 31, 2001. The primary reason for the increase in the 2002 fiscal period was that though revenues declined by 11.3% on an underlying basis to (pound)532.7 million (as opposed to (pound)605.0 million in 2001), principally as a result of the weak trading condition across Registrant's major markets, a wide-ranging program to reduce costs was implemented. Additional explanation of significant changes are included in Annex A in this Notification.


                       CORDIANT COMMUNICATIONS GROUP PLC
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 30, 2003                     By   /s/
     ---------------------------------     -------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic fliers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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                                                                         ANNEX A
                                                                          Page 1


                                FINANCIAL REVIEW

          In the sections that follow the revenue performance of Cordiant Communications Group plc ("Cordiant") has been disclosed on a reported basis and on an underlying basis, meaning at constant exchange rates and after comparing revenues generated in the most recent year by acquired companies, to revenues generated by such companies in the preceding year assuming that such companies had been owned for an equivalent period in the preceding year.

          Cordiant's percentage change in operating expenses has been disclosed on a reported basis and on an underlying basis as defined above.

Cordiant Operating Performance

          On a reported basis, operating profits increased by 1.4% to (pound)37.0 million in 2002, despite revenues declining by 11.9% to (pound)532.7 million principally as a result of the weak trading conditions across Cordiant's major markets. The modest operating profit improvement is attributable to a significant reduction in Cordiant's operating expenses which declined by 12.8% to (pound)495.7 million in 2002.

          Management's action to restructure Cordiant's cost base successfully countered the market downturn generating an improved operating margin of 6.9%, up from 6.0% in 2001. On an underlying basis revenues decreased by 11.3% and operating expenses by 12.2%.

          Cordiant's operating loss after goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses was (pound)208.6 million, compared to a loss of (pound)260.0 million in 2001.

Business Segment Analysis

          Advertising and Integrated Marketing

          Advertising and Integrated Marketing operating expenses were cut by 11.8% on an underlying basis to counter the 9.0% underlying revenue decline in 2002. The benefits of the restructuring action are clearly evident as reported operating profits increased 60.4% to (pound)27.1 million. Operating margins improved to 6.6% from 3.7% in 2001. On a reported basis, revenues declined by 10.5% and operating expenses were reduced by 13.2%.

          Advertising and Integrated Marketing represents the combined results of Bates Worldwide, 141 Worldwide and Scholz & Friends.

          Specialist Communications

          Specialist Communications revenues decreased by 18.1% on an underlying basis to (pound)122.6 million, reflecting reduced activity levels in branding and design, pricing pressure in healthcare in North America, and the impact of reduced capital markets activity on project-related assignments in business communications. Despite the steps taken to reduce operating

                                                                         ANNEX A
                                                                          Page 2


expenses by 13.8% on an underlying basis, the significant revenue decline resulted in reported operating profits decreasing to (pound)9.9 million from (pound)19.6 million in 2001. Operating margins fell to 8.1% from 13.3% in 2001. On a reported basis, revenues declined by 16.6% and operating expenses declined by 11.5%.

          Specialist   Communications   represents   the  combined   results  of
Healthworld, Fitch:Worldwide and FD International.

Geographical Analysis

          2002 witnessed an unprecedented second year of declining marketing expenditures in the majority of the world's markets. The industry slowdown is clearly evident in the revenue decline in each of the Group's geographical regions. However, significant management action throughout 2002 to restructure Cordiant's cost base successfully countered the challenging market conditions and enabled Cordiant to report an improvement in operating profit and margin. In North America, extensive cost reductions only partially mitigated the impact of both client losses and the prevailing macroeconomic factors.

          United Kingdom

          Reported revenues declined by 6.9%, and by 10.5% on an underlying basis, to (pound)110.4 million, principally due to reduced activity at
Cordiant's branding, design, business communications and field marketing operations, which was only partly offset by growth from the advertising and sales promotion agencies.

          Operating expenses decreased by 8.5% to (pound)96.0 million. On an underlying basis, operating expenses decreased by 11.2%. Operating profits totalled (pound)14.4 million, with operating margins of 13.0% up from 11.6% in 2001 as a result of tight cost control.

          North America

          Reported revenues decreased by 25.0%, and by 21.9% on an underlying basis, to (pound)142.8 million, primarily as a result of the lower levels of activity in the Specialist Communications businesses and the impact of client losses in the advertising business.

          Operating expenses fell by 23.7%, and by 20.7% on an underlying basis, to (pound)135.8 million. Operating profits totalled (pound)7.0 million with operating margins decreasing to 4.9% from 6.5% in 2001. While margins have declined in the year, the significant reduction in operating expenses is expected to improve operating margins in 2003.

          Continental Europe

          Reported revenues declined by 5.8% to (pound)135.2 million. On an underlying basis revenues declined by 8.6%, reflecting significant reductions in client spending in response to the difficult macroeconomic conditions experienced by the region in 2002.

          Operating expenses decreased by 4.8%, and by 7.8% on an underlying basis, to (pound)131.2 million. Operating profits totalled (pound)4.0 million, with operating margins decreasing to

3.0% from 4.0% in 2001 principally due to reduced profitability at Scholz & Friends, and losses in Cordiant's Scandinavian operation. As a result, Cordiant's Scandinavian business was restructured during the year and operating expenses substantially reduced.

          Asia Pacific and Latin America

          Reported revenues decreased by 5.4%, and by 1.4% on an underlying basis, to (pound)144.3 million. Growth in Brazil and many Asian markets has been offset by reduced spending in Korea and Greater China.

          Operating expenses decreased by 10.2% to (pound)132.7 million. On an underlying basis operating expenses were reduced by 7.4%. Operating profits totalled (pound)11.6 million, with operating margins up to 8.0% from 3.1% in 2001, primarily reflecting cost reductions in Cordiant's Australian and Korean operations.

Exceptional Operating Expenses

          In September 2002, Cordiant announced a wide-ranging programme to reduce costs and the formation of the Bates Group. These initiatives have delivered cost savings through reduced staff costs, the co-location of operations, elimination of duplicated support functions and the closure or sale of under-performing operations.

          As a result of the Bates Group integration and other cost reduction actions, Cordiant incurred exceptional operating expenses of (pound)45.6 million. Exceptional operating expenses include (pound)21.6 million of severance costs, including costs related to senior management changes, (pound)20.5 million attributable to relocation costs, property provisions, asset write-downs, disposals and closure costs, and (pound)3.5 million relating to exceptional financing expenses from the refinancing that was completed in April 2002.

          Of the exceptional expense incurred in the year ended 31 December 2002, the total cash impact is expected to be (pound)41.9 million. The cash outflow with respect to the 2002 exceptional expense was (pound)12.8 million in 2002, with (pound)21.1 million expected in 2003 and (pound)8.0 million expected, in total, in 2004 and subsequent years.

Goodwill Amortisation and Impairment

          The full year goodwill amortisation charge in 2002 was (pound)28.9 million. In addition to an annual amortisation charge, Cordiant has conducted a review of the carrying value of goodwill on its balance sheet. The impact of a second year of economic slowdown on the marketing communications sector has resulted in the carrying value of goodwill capitalised in respect of certain acquisitions being impaired. The exceptional goodwill impairment charge for 2002 was (pound)171.1 million.

          The net  carrying  value of  purchased  goodwill at 31  December  2002
amounted  to  (pound)263.5  million.   Purchased  goodwill  is  amortised  on  a
straight-line basis over its useful economic life of up to twenty years.

                                                                         ANNEX A
                                                                          Page 4


Operating Costs

          The number of staff employed by Cordiant as at 31 December 2002 was 8,019, compared to 9,099 at the start of the year, showing a net decrease of 11.9%. During the year, gross headcount reductions through severance were 894, which represented 9.8% of opening headcount. Revenue per head was (pound)62,000 in 2002, a decrease of 1.4% at constant exchange rates. Total staff costs per head (excluding severance) were (pound)39,900 in 2002, a decrease of 3.3% at constant exchange rates.

          Cordiant's total staff cost to revenue ratio, excluding severance, decreased to 64.4% in 2002, from 65.6% in 2001. Fixed staff costs as a proportion of revenue decreased to 59.3% in 2002, from 60.3% in 2001. In 2002 variable staff costs as a proportion of revenue decreased to 5.1% from 5.3% in 2001.

Joint Ventures and Associates

          Cordiant's share of joint ventures' and associates' operating profits (before goodwill amortisation of (pound)1.9 million) was (pound)5.3 million in 2002. Cordiant's share of Zenith Optimedia's operating profits decreased to (pound)3.8 million from (pound)5.1 million in 2001.

Financial Items, Taxation and Returns Attributable to Shareholders

          Net financing costs totalled (pound)21.4 million, and include Cordiant's share of joint venture and associated undertakings interest income, and imputed interest charged in accordance with FRS 12. The 26.6% increase on 2001 is primarily due to the increased financing costs arising from the renegotiation of Cordiant's banking arrangements in April 2002.

          The tax charge for the year was (pound)1.4 million. Equity minority interests totalled (pound)4.0 million up from (pound)2.3 million in 2001, due to an improved result in Korea and Brazil.

          The reported loss, after goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses, attributable to shareholders of Ordinary Shares of Cordiant was (pound)233.6 million. Earnings attributable to shareholders of Ordinary Shares of Cordiant before goodwill amortisation, exceptional goodwill impairment charges, amounts written off investments and tax-effected exceptional operating expenses were (pound)14.4 million. Adjusted headline earnings per share were 3.6p in 2002, compared to 3.6p in 2001. In accordance with FRS 14 "Earnings per share", share options and contingent consideration have no dilutive effect as a result of the basic loss per share.